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                                File No. 69-284

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                  FORM U-3A-2

                Statement by Holding Company Claiming Exemption
                 Under Rule U-3A-2 from the Provisions of the
                  Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                    HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                        HAWAIIAN ELECTRIC COMPANY, INC.

     each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
        (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective (i.e., HEI became the holding company of HECO) on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of its direct subsidiaries (most of which are not significant subsidiaries), including the common stock of HECO, Malama Pacific Corp. (MPC), The Old Oahu Tug Service, Inc. (TOOTS), HEI Diversified, Inc. (HEIDI), HEI Properties, Inc. (HEIPI), Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp. (HEIPC), HEI District Cooling, Inc. (HEIDC), ProVision Technologies, Inc. (ProVision), HEI Leasing, Inc. (HEILI), Hycap Management, Inc. (Hycap), Hawaiian Electric Industries Capital Trust I (HEI Trust I), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III. HEI and its direct and indirect subsidiaries are collectively referred to as the Company. HEI also owns three series of income class notes with a face amount of $45.8 million and a value of $15.6 million as of December 31, 2001.

          HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust I (HECO Trust I) and HECO Capital Trust II (HECO Trust II). HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was
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     changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its
     principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Trust I was formed under the laws of the State of Delaware on December 31, 1996. The Bank of New York is the corporate trustee of HECO Trust I and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997 (QUIPS I) to the public in an underwritten public offering in March 1997, (ii) using the proceeds from the sale of QUIPS I and the common securities to acquire 8.05% Junior Subordinated Deferrable Interest Debentures, Series 1997 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust I as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Trust II was formed under the laws of the State of Delaware on October 15, 1998. The Bank of New York is the corporate trustee of HECO Trust II and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Trust II is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998 (QUIPS II) to the public in an underwritten public offering in December 1998, (ii) using the proceeds from the sale of QUIPS II and the common securities to acquire 7.30% Junior Subordinated Deferrable Interest Debentures, Series 1998 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust II as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto.

          MPC is the parent company of Malama Development Corp. (MDC) and Malama Mohala Corp. (MMoC). MPC, MDC and MmoC, with principal executive offices located at 900 Richards Street, Honolulu, Hawaii 96813, were incorporated under the laws of the State of Hawaii on December 5, 1985, December 15, 1989 and August 21, 1990, respectively. MPC and its subsidiaries are nonutility companies which were organized to invest in, develop and sell real estate. On September 14, 1998, the Board of Directors of HEI adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries). Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 1998. As real estate assets and investments have been sold or transferred, the entities which held them and entities which were no longer active have been dissolved. In 2001, Malama Property Investment Corp. was dissolved.

          Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and changed its name to Hawaiian Tug & Barge Corp. (HTB) on
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     October 1, 1986 when HEI acquired HTB from Dillingham Corporation. On
     November 10, 1999, the sale of substantially all of the operating assets of HTB was closed and HTB's name was changed to TOOTS. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HTB was a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. TOOTS no longer provides charter towing and harbor-assist towing services and is currently conducting shut-down activities, after which it is expected to be dissolved. Young Brothers, Limited (YB), a subsidiary of HTB, and also acquired by HEI on October 1, 1986, was incorporated under the laws of the State of Hawaii on January 7, 1960. On November 10, 1999, in connection with the sale of substantially all of its operating assets, HTB sold all of the stock of YB, a regulated company organized to transport cargo within the State of Hawaii and operated as the major authorized common carrier under the Hawaii Water Carrier Act.

          HEIDI is the parent company of American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC, parent company of Bishop Insurance Agency of Hawaii, Inc.), AdCommunications, Inc., American Savings Mortgage Co., Inc., ASB Service Corporation and ASB Realty Corporation. HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. HEI acquired ASB on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate, (2) invest in loans secured by real estate and in mortgage/asset-backed and other securities, and (3) make various types of commercial and consumer loans. ASB Service Corporation, which was incorporated on October 23, 1990, holds real estate for use by ASB employees; American Savings Mortgage Co., Inc., which was incorporated on October 23, 1990, is a mortgage brokerage company; AdCommunications, Inc., which was incorporated on October 23, 1990, is an advertising agency; ASISC, which was incorporated on October 11, 1990, markets insurance and investment products; and ASB Realty Corporation, which was incorporated on March 27, 1998, owns and manages real estate assets. On March 25, 2001, ASISC acquired all of the capital stock of Bishop Insurance Agency of Hawaii, Inc., which was incorporated as LPK Corp. under the laws of the State of Hawaii on February 23, 1984, changed its name to its present name on May 18, 1984, and primarily markets commercial property and casualty insurance products as an insurance agency.

          HEIPI was incorporated under the laws of the State of Hawaii on February 9, 1998, as HEIDI Real Estate Corp. and its name was changed to HEIPI on September 23, 1999. Ownership of HEIPI was transferred to HEI by HEIDI on November 18, 1999. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIPI was formed as a nonutility company to hold real estate and related assets. HEIPI currently holds venture capital investments.

          PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is a contract services company providing limited services to an affiliate.
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          HEIPC is the parent company of HEI Power Corp. Saipan and HEI Power
     Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEIPC Philippine Ventures, Lake Mainit Power, LLC, HEIPC Cambodia Ventures, HEI Power Corp. Philippines (formerly HEIPC Phnom Penh Power (General), LLC), HEIPC Phnom Penh Power (Limited), LLC, HEIPC Bulacan I, LLC, HEIPC Bulacan II, LLC, HEI Power Corp. China (owner of approximately 76% of Dafeng Sanlian Cogeneration Co., Ltd.), HEI Power Corp. China II, the 100% owner of United Power Pacific Company Limited
     (UPP), which in turn is the 75% owner of Baotou Tianjiao Power Co., Ltd. (a foreign utility company, see items 4a and 4b), HEI Power Corp. China III and HEI Power Corp. China IV. HEIPC is also the parent company of HEI Investments, Inc. (HEIII), which is the parent company of HEIPC Philippines Holding Co., Inc. (Phil Holding), which in turn is the indirect owner of an approximately 46% interest in East Asia Power Resources Corporation (EAPRC) (a foreign utility company, see items 4a and 4b) through its 50% ownership interest in EPHE Philippines Energy Company, Inc. (EPHE). (The other 50% ownership interest in EPHE is held indirectly through subsidiaries of El Paso Corporation). In February 2001, Phil Holding filed an Amendment of the Fourth Article of the Corporation, which upon approval by the Philippines SEC, shortens the corporate life of Phil Holding to a period ending February 28, 2001 or such other date as the Philippine SEC shall approve. The action is still pending at the Philippines SEC.

          On October 23, 2001, the board of directors of HEI adopted a formal plan to exit the international power business (engaged in by HEIPC and its subsidiaries, the HEIPC Group). Accordingly, HEIPC management commenced a program to dispose of all the HEIPC Group's remaining projects and investments and HEI recorded HEIPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 2001. On November 21, 2001, HEI sold HEI Power Corp. Guam to Mirant Asia-Pacific
     (Guam) Investments, Inc. for a nominal gain.

          HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 1001 Bishop Street, Pacific Tower, Honolulu, Hawaii 96813. It is a nonutility company originally formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC which are not foreign utility companies were originally formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries.

          All of its direct and indirect subsidiaries will be wound up in due course as the HEIPC Group disposes of its remaining projects and investments. The following are direct and indirect subsidiaries of HEIPC which have their principal executive offices at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. International (International) (April 10, 1996); HEIPC Philippine Development, LLC (Philippine Develop) (September 9, 1996); and HEI Power Corp. Philippines (April 24, 1996). The following are subsidiaries of HEIPC at the Cayman Location which were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses) but which at all times have been inactive: HEIPC Philippine Ventures (April 23, 1996); HEIPC Cambodia Ventures (April 23, 1996); HEIPC Phnom Penh Power (Limited), LLC (April 24, 1996); Lake Mainit Power, LLC (May 21, 1996); HEIPC Bulacan I, LLC (May 29, 1997); and HEIPC Bulacan II, LLC (May 29, 1997). It is anticipated that, on March 29, 2002, HEIPC Philippine Ventures, HEIPC Cambodia Ventures, HEIPC Phnom Penh Power (Limited), LLC, HEIPC Bulacan I, LLC and HEIPC Bulacan
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     II, LLC will be struck from the official register of companies in the
     Cayman Islands and thereupon dissolved.

          The following are indirect subsidiaries of HEIPC which have their principal executive offices at 10, Frere Felix Valis St., Port-Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. China (December 10, 1997); HEI Power Corp. China II (China II) (June 10, 1998); and UPP (June 29, 1998). The following are indirect subsidiaries of HEIPC at the Mauritius Location which were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses) but which at all times have been inactive: HEI Power Corp. China III (June 24, 1998) and HEI Power Corp. China IV (June 24, 1998).

          HEI Power Corp. Saipan (incorporated April 1, 1998) is a direct subsidiary of HEIPC incorporated under the laws of the Commonwealth of the Northern Mariana Islands and which has its principal executive offices at P.O. Box 410, Saipan, MP 96950 and is undergoing dissolution.

          Dafeng Sanlian Cogeneration Co., Ltd. (incorporated August 19, 1998; 76.4% ownership percentage) was a subsidiary of HEI Power Corp. China and was registered under the laws of the People's Republic of China (China) and having its principal executive offices at Dafeng Economic Development Zone, Dafeng City, Jiangsu Province, China; however, it did not own or operate any facilities that were used for the generation, transmission, or distribution of electric energy or the distribution of natural or manufactured gas and did not have any interest in any foreign utility company. Following the decision of its board of directors to liquidate and dissolve the company, its business license was revoked on January 17, 2002.

          On January 26, 2000, HEI Investment Corp. (HEIIC) changed its name to HEIII. HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. HEIII's principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It holds investments in leveraged leases. In February 2000, HEIII was recapitalized and all its common stock and one series of its preferred stock was contributed to HEIPC. In March 2000, HEIII registered (i.e., continued) in Nova Scotia, Canada and its subsidiary, Phil Holding, acquired a 50% interest in EPHE. Phil Holding, a subsidiary of HEIII, was incorporated on February 8, 2000, under the laws of the Republic of the Philippines and its principal executive office is located at Metro Manila, Philippines. On March 6, 2000, HEI acquired indirectly through Phil Holding a 50% interest in EPHE which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines. EPHE owns approximately 91.7% of the common shares of EAPRC. In December 2000, Phil Holding wrote off its indirect investment in EAPRC. Phil Holding is in the process of being dissolved. In December 2001, HEIII, a Hawaii corporation, withdrew its registration to do business in Nova Scotia, Canada. This was accomplished by continuing out of Nova Scotia, domesticating in Delaware and then merging the Delaware registered corporation into the pre-existing Hawaii corporation.

          On December 30, 1985, HEIIC (now known as HEIII) acquired, as part of its investment portfolio, a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818-megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was
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     sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-OPUR).
     Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC's investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in Section 2(a)(3) of the Act. Other direct or indirect subsidiaries or investments of HEIPC are listed under item 4a.

          HEIDC was incorporated under the laws of the State of Hawaii on August 17, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDC was formed to develop, build, own, operate and/or maintain, either directly or indirectly, central chilled water, cooling system facilities, and other energy related products and services for commercial and residential buildings. HEIDC currently owns no significant assets and is inactive.

          ProVision was incorporated under the laws of the State of Hawaii on October 13, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. ProVision was formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim.

          HEILI was incorporated under the laws of the State of Hawaii on February 28, 2000. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEILI was formed to own real estate subject to leases. HEILI currently owns no significant assets and is inactive.

          Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent's office is located at PL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Affiliate Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to HEI Trust I and (ii) a capital contribution by HEI in exchange for the general partner interest in the Partnership, (b) receiving interest and other payments on the Affiliate Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time, (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion, (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Affiliate Investment Instruments and Eligible Debt
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     Securities and disposing of any such investments and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

          HEI Trust I, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of these trusts and its principal administrative office is located at 101 Barclay Street, 21st Floor, New York, NY 10286. HEI Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities, (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP, with the proceeds from the sale of Trust Originated Preferred Securities and Common Securities, and (iii) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III have at all times been inactive.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from electric service, bank operations and investments.

          HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 MW as of December 31, 2001. HECO's power purchase agreements (PPAs) with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provided for an additional 180 MW, 180 MW and 46 MW, respectively, of firm generating capability as of December 31, 2001.

        HELCO owns and operates electric generating equipment with an aggregate generating capability of 153 MW as of December 31, 2001. Its five power plants are located on the island of Hawaii. Under PPAs with Puna Geothermal Ventures, Hilo Coast Power Company and Hamakua Energy Partners, L.P., HELCO was being provided an additional 28 MW, 22 MW and 59 MW, respectively, of firm generating capability as of December 31, 2001. HELCO currently owns and operates four small run-of-river hydro units and a windfarm at Waikoloa, which consists of 45 operating wind machines with a total operating capacity of 1 MW as of December 31, 2001.

          MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of 257 MW as of December 31, 2001. A PPA between MECO and a sugar company provided for an additional 16 MW of firm generating capability as of December 31, 2001.

          HECO, HELCO and MECO also own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or
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     aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          In 2001, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,276,681,000 kwh. of electric energy, HELCO sold at retail 959,607,163 kwh. of electric energy, and MECO sold at retail 1,134,072,422 kwh. of electric energy.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         None.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          On or about September 3, 1998, HEI acquired an indirect 80% interest in UPP (through HEI's indirect subsidiary China II) and an effective 60% interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which has its principal executive offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign cooperative joint venture established under the laws of the People's Republic of China. On December 30, 1999, China II acquired the remaining 20% interest in UPP for an effective 75% interest in Tianjiao. Tianjiao was formed to construct, operate, and maintain a 200-MW (net) coal-fired power plant in Baotou, Inner

     Mongolia, China, over a 22 year period, which includes construction. The power plant was planned to be built "inside the fence" for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which was to be the sole purchaser of the power. At the end of the term, the plant was to be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao). Construction was stopped, however, due to delays in obtaining a satisfactory interconnection agreement between Tianjiao and the Inner Mongolia Power Company (IMPC). The IMPC was seeking to limit the joint venture's load, which is inconsistent with the terms of the project approvals and the power purchase contract. The HEIPC Group no longer believes a satisfactory interconnection arrangement can be obtained and intends to withdraw from the project. In the third quarter of 2001, the HEIPC Group wrote off its remaining investment of approximately $24 million in the project. The HEIPC Group is evaluating possible remedies to pursue to recover the costs incurred in connection with the joint venture interest; however, there can be no assurance that any amounts will be recovered. (See item 1, HEI is exiting the international power business and will be disposing of all of the HEIPC Group projects and investments.)

          On December 4, 1998, HEI acquired indirectly through Philippine Develop an interest in Cagayan Electric Power & Light Co., Inc. (CEPALCO) which has its principal executive offices at Cagayan de Oro City, Misamis Oriental, Philippines and is incorporated under the laws of the Philippines. After a subsequent purchase of common stock and the conversion of preferred stock to common stock, Philippine Develop currently owns approximately 22% of the outstanding common stock of CEPALCO. CEPALCO is a privately owned regulated local distribution company on the island of Mindanao. It operates and maintains three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (69 KV and 138
     KV) and 1,000 kilometers of distribution lines. It also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility.

          On March 6, 2000, HEI acquired indirectly through Phil Holding a 50% interest in EPHE and thereby an approximately 46% indirect interest in EAPRC, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines. EAPRC is a holding company primarily engaged in the electric generation business in Manila through its direct and indirect subsidiaries using land and barge-based generating facilities. In December 2000, Phil Holding wrote off its indirect investment in EAPRC. Phil Holding is in the process of being dissolved.

          East Asia Diesel Power Corporation (EADPC), a direct subsidiary of EAPRC, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines, owns and operates two oil-fired power generating barges with an aggregate installed capacity of 109 MW. The barges are located within National Power Corporation's primary load center in Navotas, Metro Manila, Philippines.

          Sunrise Power Company Inc. (SPCI), an indirect subsidiary of EAPRC, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines, owns and operates a 22.8 MW oil-fired power plant in Mariveles, Bataan, Philippines. At the end of 2001, SPCI ceased operations.

          Duracom Mobile Power Corporation (DMPC), an indirect subsidiary of East Asia, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the

     Philippines, owns and operates two oil-fired power generating barges ("Dura I" and "Dura II") with a total installed capacity of 133 MW. The barges are located in Navotas, Metro Manila, Philippines.

          In February 2001, EAPRC assigned all its interests in East Asia Utilities Corporation (including Cebu Private Power Corporation) to a party unrelated to the HEI.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

          HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of International and HEIII.

          International owns all of the issued and outstanding shares of common stock of China II. China II owns 100% of the issued and outstanding shares of UPP. UPP owns 75% of Tianjiao.

          International owns all of the issued and outstanding shares of common stock of Philippine Develop. Philippine Develop owns approximately 22% of the common stock of CEPALCO.

          HEIII owns all the issued and outstanding shares of common stock of Phil Holding. Phil Holding owns 50% of EPHE. EPHE owns approximately 91.7% of the common shares of EAPRC. EAPRC owns all the issued and outstanding shares of common stock of EADPC. EADPC owns approximately 66.7% of SPCI and 40% of DMPC.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     As of December 31, 2001, HEI had invested, through HEIPC and its subsidiaries, $25.1 million in connection with the Tianjiao project in China, of which $9.4 million is reflected in equity in Tianjiao. As of December 31, 2001, the investment had been written off. As of December 31, 2001, there were no intercompany borrowings by Tianjiao from HEI or any other HEI system company. As of December 31, 2001, HEI had not directly or indirectly guaranteed the securities of Tianjiao and there was no debt or other financial obligation relating to Tianjiao for which there was recourse against HEI or any other HEI system company (other than Tianjiao), except for UPP's conditional nonrecourse commitment to invest an additional 586 million Renminbi (approximately $70 million) in Tianjiao. It is UPP's position that the conditions to the nonrecourse commitment have not been, and cannot now be, satisfied and it does not intend to make any further investment in Tianjiao.

          As of December 31, 2001, HEI had invested, through HEIPC and its subsidiaries, $9.7 million in CEPALCO preferred and common stock of which $2.7 million had been written off. As of December 31, 2001, there were no intercompany borrowings by CEPALCO from HEI or any other HEI system company. As of December 31, 2001, HEI had not directly or indirectly guaranteed the securities of CEPALCO and there was no debt or other financial obligation relating to CEPALCO for which there was recourse against HEI or any other HEI system company (other than CEPALCO).

          As of December 31, 2001, HEI had invested, through HEIPC and its subsidiaries, $89.8 million in EAPRC and subsidiaries, of which $89.8 million had been recorded as operating losses or written off. As of December 31, 2001, there were no intercompany borrowings by EAPRC or EAPRC's subsidiaries from HEI or any other HEI system company. HEI has indirectly guaranteed $10 million of EAPRC's and a subsidiary's loans, and the potential payment obligation under this guaranty was accrued as of December 31, 2000, simultaneously with the write-off of the investment in EAPRC. In the first quarter of 2001, HEI was partially released from the guaranty obligation and HEI reversed $1.5 million ($0.9 million net of taxes) of the $10 million accrued on December 31, 2000. HEI intends to pay the remaining $8.5 million guaranty obligation.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          As of December 31, 2001, Tianjiao's capitalization (i.e., common stock equity) was $10.7 million. For 2001 Tianjiao's net loss was $10.1 million.

          As of December 31, 2001, the investment in CEPALCO preferred and common stock was carried at $7.0 million. For 2001 Philippine Develop received $0.3 million in dividend income. The HEIPC Group recognized an impairment loss on the CEPALCO investment of approximately $2.7 million in the third quarter of 2001.

          As of December 31, 2001, the investment in EAPRC common stock was nil as the investment was written off. For 2001, the Company's equity in losses of EAPRC and subsidiaries was nil.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Tianjiao and CEPALCO have no service, sales or construction contracts with any HEI affiliate. However, certain HEI affiliates provide general management and other services to Tianjiao in connection with UPP's obligations under the cooperative joint venture agreement. The HEI affiliates receive no compensation for these services from Tianjiao.

          Phil Holding performed no management services for EAPRC during 2001 and does not intend to perform any further contractual services.

                                                                   Page 12 of 13
                                   EXHIBIT A

          Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 2001, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 2001, are attached hereto as Exhibit A.

          Unaudited consolidating income and retained earnings information for the calendar year 2001 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, and for American Savings Investment Services Corp. and its subsidiary, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 2001, are attached hereto as Exhibits A-1 through A-4. Unaudited consolidating income, retained earnings and balance sheet information for MPC and its subsidiaries and HEIPC and its subsidiaries are not provided as they are being accounted for as discontinued operations in HEI's consolidated financial statements.

                                   EXHIBIT B

          The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.

          The following organizational chart shows the relationship to other system companies of each foreign utility company in which HEI has a direct or indirect interest.

                                   EXHIBIT C

          HEI - HEIPC - International - China II - UPP - Tianjiao (UPP owns 75%)

          HEI - HEIPC - International - Philippine Develop - CEPALCO (Philippine
              Develop owns approximately 22% of the outstanding common shares)

          HEI - HEIPC - HEIII - Phil Holding - EPHE (Phil Holding owns 50%) -
              EAPRC (EPHE owns approximately 91.7%) - EADPC
              - (1) SPCI (EADPC owns approximately 66.7%)
              - (2) DMPC (EADPC owns 40%)

     Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 26th day of February 2002.

                                        HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                        Claimant


                                        By /s/ Robert F. Clarke
                                          ---------------------------------
                                        Robert F. Clarke
                                        Chairman, President and
     ATTEST:                            Chief Executive Officer



     /s/ Peter C. Lewis                 By /s/ Robert F. Mougeot
     -----------------------------        ---------------------------------
     Peter C. Lewis                     Robert F. Mougeot
     Vice President-Administration      Financial Vice President, Treasurer and
       & Corporate Secretary            Chief Financial Officer



                                        HAWAIIAN ELECTRIC COMPANY, INC.
                                        Claimant


                                        By /s/ T. Michael May
                                          ---------------------------------
                                        T. Michael May
     ATTEST:                            President and
                                        Chief Executive Officer


     /s/ Molly M. Egged                 By /s/ Jackie M. Erickson
     ----------------------------         ---------------------------------
     Molly M. Egged                     Jackie M. Erickson
     Secretary                          Vice President - Customer Operations/
                                        General Counsel



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Peter C. Lewis
                             Vice President-Administration & Corporate Secretary Hawaiian Electric Industries, Inc.
                             P. O. Box 730
                             Honolulu, Hawaii  96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                                     Exhibit A
Consolidating Balance Sheet  (Page 1 of 3)                                                                            Page 1 of 7
December 31, 2001
(Unaudited)
(in thousands)                                                  Hawaiian
                                                  Hawaiian      Electric         HEI
                                                  Electric      Company,     Diversified,       HEI          HEI          HEI
                                                 Industries,    Inc. and       Inc. and     Investments,  Properties,   Leasing,
ASSETS                                               Inc.     subsidiaries    subsidiary        Inc.         Inc.         Inc.
---------------------------------------------    -----------  ------------  -------------   ------------  -----------  -----------
Cash and equivalents                             $    19,155         1,858        426,870            880            6  $         5
Notes receivable from affiliated companies            48,297            --            662          1,404          940           --
Accounts receivable and unbilled revenues, net         1,832       137,147         26,381              2            1           --
Available-for-sale investment and
   mortgage/asset-backed securities                   15,610            --      1,598,100             --           --           --
Available-for-sale mortgage/asset-backed
   securities pledged for repurchase agreements           --            --        756,749             --           --           --
Held-to-maturity investment and
   mortgage/asset-backed securities                       --            --         84,211             --           --           --
Loans receivable, net                                     --            --      2,857,622             --           --           --
Property, plant and equipment, net                     2,600     2,004,523         60,326             --           --           --
Regulatory assets                                         --       111,376             --             --           --           --
Other                                                 27,536       134,834        117,623         48,378        3,166           --
Goodwill and other intangibles                            --            --        101,947             --           --           --
Investments in subsidiaries, at equity             1,382,874            --             --             --           --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                 $ 1,497,904     2,389,738      6,030,491         50,664        4,113  $         5
                                                 ===========  ============  =============   ============  ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------
Liabilities
Accounts payable                                 $     8,077        66,711         46,500              8            2  $        --
Deposit liabilities                                       --            --      3,679,586             --           --           --
Short-term borrowings                                  6,314        48,297             --             --           --           --
Securities sold under agreements to repurchase            --            --        683,180             --           --           --
Advances from Federal Home Loan Bank                      --            --      1,032,752             --           --           --
Long-term debt                                       563,500       685,269         17,073             --           --           --
Deferred income taxes                                (10,337)      145,608          8,483         41,798         (116)          --
Contributions in aid of construction                      --       213,557             --             --           --           --
Other                                                    685       218,849         75,293         (2,318)        (175)          --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                     568,239     1,378,291      5,542,867         39,488         (289)          --
                                                 -----------  ------------  -------------   ------------  -----------  -----------

HEI- and HECO-obligated preferred securities of
     trust subsidiaries directly or indirectly
     holding solely HEI and HEI-guaranteed and
     HECO and HECO-guaranteed subordinated
     debentures                                           --       100,000             --             --           --           --
Preferred stock of subsidiaries-not subject to
     mandatory redemption                                 --        34,293            113             --           --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                          --       134,293            113             --           --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------

Stockholders' equity
Common stock                                         787,374       381,218        331,072          9,080        3,943           10
Retained earnings (deficit)                          147,837       495,961        157,762          2,096          459           (5)
Accumulated other comprehensive loss                  (5,546)          (25)        (1,323)            --           --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                     929,665       877,154        487,511         11,176        4,402            5
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                 $ 1,497,904     2,389,738      6,030,491         50,664        4,113  $         5
                                                 ===========  ============  =============   ============  ===========  ===========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                                     Exhibit A
Consolidating Balance Sheet (Page 2 of 3)                                                                             Page 2 of 7
December 31, 2001
(Unaudited)
(in thousands)
(Continued)                                                                                                             Hawaiian
                                                                  HEI                                        HEI        Electric
                                              Pacific Energy    District      ProVision        Hycap      Preferred    Industries
                                               Conservation     Cooling,    Technologies,   Management,    Funding,      Capital
ASSETS                                        Services, Inc.      Inc.          Inc.            Inc.          LP         Trust I
--------------------------------------------- --------------  ------------  -------------   ------------  -----------  -----------
Cash and equivalents                             $        63             2             55            686        1,247  $        --
Notes receivable from affiliated companies                 3            16             --             --      120,073           --
Accounts receivable and unbilled revenues, net             9            --             54             39            5           --
Available-for-sale investment and
   mortgage/asset-backed securities                       --            --             --             --           --           --
Available-for-sale mortgage/asset-backed
   securities pledged for repurchase agreements           --            --             --             --           --           --
Held-to-maturity investment and
   mortgage/asset-backed securities                       --            --             --             --           --           --
Loans receivable, net                                     --            --             --             --           --           --
Property, plant and equipment, net                        --            --             54             --           --           --
Regulatory assets                                         --            --             --             --           --           --
Other                                                     --            --            367             --           --           --
Goodwill and other intangibles                            --            --             --             --           --           --
Investments in subsidiaries, at equity                    --            --             --         18,193           --      103,093
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                 $        75            18            530         18,918      121,325  $   103,093
                                                 ===========  ============  =============   ============  ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------
Liabilities
Accounts payable                                 $         3            --             --             --           39  $        --
Deposit liabilities                                       --            --             --             --           --           --
Short-term borrowings                                     --            --             --             --           --           --
Securities sold under agreements to repurchase            --            --             --             --           --           --
Advances from Federal Home Loan Bank                      --            --             --             --           --           --
Long-term debt                                            --            --             --             --           --           --
Deferred income taxes                                     --            --             --             --           --           --
Contributions in aid of construction                      --            --             --             --           --           --
Other                                                     16            --             46             (1)          --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                          19            --             46             (1)          39           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------

HEI- and HECO-obligated preferred securities of
   trust subsidiaries directly or indirectly
   holding solely HEI and HEI-guaranteed and
   HECO and HECO-guaranteed subordinated
   debentures                                             --            --             --             --           --      100,000
Preferred stock of subsidiaries-not subject to
   mandatory redemption                                   --            --             --             --           --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                          --            --             --             --           --      100,000
                                                 -----------  ------------  -------------   ------------  -----------  -----------
Stockholders' equity
Common stock                                             550         1,250          1,010         18,364      121,286        3,093
Retained earnings (deficit)                             (494)       (1,232)          (526)           555           --           --
Accumulated other comprehensive loss                      --            --             --             --           --           --
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                          56            18            484         18,919      121,286        3,093
                                                 -----------  ------------  -------------   ------------  -----------  -----------
                                                 $        75            18            530         18,918      121,325  $   103,093
                                                 ===========  ============  =============   ============  ===========  ===========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                          Exhibit A
Consolidating Balance Sheet (Page 3 of 3)                                                                  Page 3 of 7
December 31, 2001
(Unaudited)
(in thousands)
(Continued)                                     HEI Power      The Old     Malama Pacific   Reclassifi-
                                                Corp. and        Oahu        Corp. and        cations
                                               Subsidiaries       Tug       subsidiaries        and
                                              (Discontinued     Service,   (Discontinued    Eliminations
ASSETS                                          operations)       Inc.      operations)      Dr. (Cr.)   Consolidated
--------------------------------------------- --------------  ------------ --------------   ------------ -------------
Cash and equivalents                             $        --            --             --             --  $   450,827
Notes receivable from affiliated companies                --         3,289             --       (174,684)           -
Accounts receivable and unbilled revenues, net            --           144             --         (1,490)     164,124
Available-for-sale investment and
   mortgage/asset-backed securities                       --            --             --             --    1,613,710
Available-for-sale mortgage/asset-backed
   securities pledged for repurchase agreements           --            --             --             --      756,749
Held-to-maturity investment and
   mortgage/asset-backed securities                       --            --             --             --       84,211
Loans receivable, net                                     --            --             --             --    2,857,622
Property, plant and equipment, net                        --            --             --             --    2,067,503
Regulatory assets                                         --            --             --             --      111,376
Other                                                (14,501)           --         (7,529)            --      309,874
Goodwill and other intangibles                            --            --             --             --      101,947
Investments in subsidiaries, at equity                    --            --             --     (1,504,160)          --
                                                 -----------  ------------  -------------   ------------  -----------
                                                 $   (14,501)        3,433         (7,529)    (1,680,334) $ 8,517,943
                                                 ===========  ============  =============   ============  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------
Liabilities
Accounts payable                                 $        --            --             --          1,490  $   119,850
Deposit liabilities                                       --            --             --             --    3,679,586
Short-term borrowings                                     --            --             --         54,611           --
Securities sold under agreements to repurchase            --            --             --             --      683,180
Advances from Federal Home Loan Bank                      --            --             --             --    1,032,752
Long-term debt                                            --            --             --        120,073    1,145,769
Deferred income taxes                                     --            --             --             --      185,436
Contributions in aid of construction                      --            --             --             --      213,557
Other                                                     --         1,347             --             --      293,742
                                                 -----------  ------------  -------------   ------------  -----------
                                                          --         1,347             --        176,174    7,353,872
                                                 -----------  ------------  -------------   ------------  -----------

HEI- and HECO-obligated preferred securities of
   trust subsidiaries directly or indirectly
   holding solely HEI and HEI-guaranteed and
   HECO and HECO-guaranteed subordinated
   debentures                                             --            --             --             --      200,000
Preferred stock of subsidiaries-not subject to
   mandatory redemption                                   --            --             --             --       34,406
                                                 -----------  ------------  -------------   ------------  -----------
                                                          --            --             --             --      234,406
                                                 -----------  ------------  -------------   ------------  -----------


Stockholders' equity
Common stock                                         134,050         2,443         39,475      1,046,844      787,374
Retained earnings (deficit)                         (148,551)         (357)       (47,004)       458,664      147,837
Accumulated other comprehensive loss                      --            --             --         (1,348)      (5,546)
                                                 -----------  ------------  -------------   ------------  -----------
                                                     (14,501)        2,086         (7,529)     1,504,160      929,665
                                                 -----------  ------------  -------------   ------------  -----------
                                                 $   (14,501)        3,433         (7,529)     1,680,334  $ 8,517,943
                                                 ===========  ============  =============   ============  ===========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 1 of 3)                      Page 4 of 7
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                             Hawaiian
                                            Hawaiian         Electric            HEI
                                            Electric         Company,       Diversified,        HEI             HEI         HEI
                                           Industries,       Inc. and         Inc. and     Investments,     Properties,    Leasing,
                                              Inc.         subsidiaries      subsidiary        Inc.             Inc         Inc.
                                        ---------------   --------------   -------------- ---------------  -------------  ---------
Revenues
Electric utility                        $            -        1,289,304                -                -               -  $      -
Bank                                                 -                -          444,602                -               -         -
Other                                           (5,338)               -              891            1,911          (1,900)        -
Equity in net income of subsidiaries           143,730                -                -                -               -         -
                                        --------------     ------------      -----------      -----------    ------------  --------
                                               138,392        1,289,304          445,493            1,911          (1,900)        -
                                        --------------     ------------      -----------      -----------    ------------  --------

Expenses
Electric utility                                     -        1,095,359                -                -               -         -
Bank                                                 -                -          362,503                -               -         -
Other                                           12,000                -              133               83              51         3
                                        --------------     ------------      -----------      -----------    ------------  --------
                                                12,000        1,095,359          362,636               83              51         3
                                        --------------     ------------      -----------      -----------    ------------  --------

Operating income (loss)
Electric utility                                     -          193,945                -                -               -         -
Bank                                                 -                -           82,099                -               -         -
Other                                          126,392                -              758            1,828          (1,951)       (3)
                                        --------------     ------------      -----------      -----------    ------------  --------
                                               126,392          193,945           82,857            1,828          (1,951)       (3)
                                        --------------     ------------      -----------      -----------    ------------  --------
Interest expense-other than bank               (43,539)         (47,056)          (1,427)             (19)              -         -
Allowance for borrowed funds
   used during construction                          -            2,258                -                -               -         -
Preferred stock dividends of
   subsidiaries                                      -             (915)             (11)               -               -         -
Preferred securities distributions of
   trust subsidiaries                                -           (7,675)               -                -               -         -
Allowance for equity funds used
   during construction                               -            4,239                -                -               -         -
                                        --------------     ------------      -----------      -----------    ------------  --------

Income (loss) before income taxes
   and pfd. stock dividends and
   pfd. securities distributions                82,853          144,796           81,419            1,809          (1,951)       (3)
Income tax expense (benefit)                   (24,893)          55,416           27,678              279            (969)        -
                                        --------------     ------------      -----------      -----------    ------------  --------

Income (loss) before pfd. stock
   dividends and pfd. securities
   distributions                               107,746           89,380           53,741            1,530            (982)       (3)
Preferred stock dividends of parent                  -            1,080                -                -               -         -
Preferred securities distributions                   -                -                -                -               -         -
                                        --------------     ------------      -----------      -----------    ------------  --------
Income (loss) from continuing
   operations                                  107,746           88,300           53,741            1,530            (982)       (3)
Income (loss) from discontinued
   operations                                  (24,041)               -                -                -               -         -
                                        --------------     ------------      -----------      -----------    ------------  --------
Net income (loss)                       $       83,705           88,300           53,741            1,530            (982) $     (3)
                                        ==============     ============      ===========      ===========    ============  ========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 2 of 3)                      Page 5 of 7
Year ended December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                             Pacific                                                                   Hawaiian
                                             Energy           HEI                                          HEI          Electric
                                          Conservation     District       ProVision          Hycap       Preferred     Industries
                                            Services,      Cooling,     Technologies,     Management,    Funding,       Capital
                                              Inc.           Inc.            Inc.            Inc.           LP          Trust I
                                       ---------------   -----------  ---------------   -------------   ----------   -------------
Revenues
Electric utility                       $             -            -               -                -            -     $        -
Bank                                                 -            -               -                -            -              -
Other                                              128                          333               16       10,090              -
Equity in net income of subsidiaries                 -            -               -            1,471            -          8,619
                                       ---------------   ----------    ------------      -----------    ---------     ----------
                                                   128            -             333            1,487       10,090          8,619
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Expenses
Electric utility                                     -            -               -                -            -              -
Bank                                                 -            -               -                -            -              -
Other                                              176            1             557               50            -              -
                                       ---------------   ----------    ------------      -----------    ---------     ----------
                                                   176            1             557               50            -              -
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Operating income (loss)
Electric utility                                     -            -               -                -            -              -
Bank                                                 -            -               -                -            -              -
Other                                              (48)          (1)           (224)           1,437       10,090          8,619
                                       ---------------   ----------    ------------      -----------    ---------     ----------
                                                   (48)          (1)           (224)           1,437       10,090          8,619
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Interest expense-other than bank                     -            -               -                -            -              -
Allowance for borrowed funds
   used during construction                          -            -               -                -            -              -
Preferred stock dividends of
   subsidiaries                                      -            -               -                -            -              -
Preferred securities distributions of
   trust subsidiaries                                -            -               -                -            -              -
Allowance for equity funds used
   during construction                               -            -               -                -            -              -
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Income (loss) before income taxes
   and pfd. stock dividends and
   pfd. securities distributions                   (48)          (1)           (224)           1,437       10,090          8,619
Income tax expense (benefit)                         -            -               -              503            -              -
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Income (loss) before pfd. stock
   dividends and pfd. securities
   distributions                                   (48)          (1)           (224)             934       10,090          8,619
Preferred stock dividends of parent                  -            -               -                -            -              -
Preferred securities distributions                   -            -               -                -            -          8,360
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Income (loss) from continuing
   operations                                      (48)          (1)           (224)             934       10,090            259
Income (loss) from discontinued
   operations                                        -            -               -                -            -              -
                                       ---------------   ----------    ------------      -----------    ---------     ----------
Net income (loss)                      $           (48)          (1)           (224)             934       10,090     $      259
                                       ===============   ==========    ============      ===========    =========     ==========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 3 of 3)                     Page 6 of 7
Year ended December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                                                                   Malama
                                                   HEI Power       The Old        Pacific
                                                   Corp. and         Oahu        Corp. and       Reclassifications
                                                  subsidiaries       Tug        subsidiaries             and
                                                 (Discontinued     Service,    (Discontinued        Eliminations
                                                  operations)        Inc.       operations)           Dr. (Cr.)        Consolidated
                                               ----------------  -----------  ---------------   -------------------   --------------
Revenues
Electric utility                              $              -            -                -                      -   $   1,289,304
Bank                                                         -            -                -                      -         444,602
Other                                                        -          689                -                 13,449          (6,629)
Equity in net income of subsidiaries                         -            -                -                153,820               -
                                              ----------------  -----------  ---------------    -------------------   -------------
                                                             -          689                -                167,269       1,727,277
                                              ----------------  -----------  ---------------    -------------------   -------------

Expenses
Electric utility                                             -            -                -                      -       1,095,359
Bank                                                         -            -                -                      -         362,503
Other                                                        -          322                -                   (134)         13,242
                                              ----------------  -----------  ---------------    -------------------   -------------
                                                             -          322                -                   (134)      1,471,104
                                              ----------------  -----------  ---------------    -------------------   -------------

Operating income (loss)
Electric utility                                             -            -                -                      -         193,945
Bank                                                         -            -                -                      -          82,099
Other                                                        -          367                -                167,135         (19,871)
                                              ----------------  -----------  ---------------    -------------------   -------------
                                                             -          367                -                167,135         256,173
                                              ----------------  -----------  ---------------    -------------------   -------------

Interest expense-other than bank                             -            -                -                (13,315)        (78,726)
Allowance for borrowed funds
   used during construction                                  -            -                -                      -           2,258
Preferred stock dividends of subsidiaries                    -            -                -                  1,080          (2,006)
Preferred securities distributions of
   trust subsidiaries                                        -            -                -                  8,360         (16,035)
Allowance for equity funds used
   during construction                                       -            -                -                      -           4,239
                                              ----------------  -----------  ---------------    -------------------   -------------
Income (loss) before income taxes
   and pfd. stock dividends and
   pfd. securities distributions                             -          367                -                163,260         165,903
Income tax expense (benefit)                                 -          143                -                      -          58,157
                                              ----------------  -----------  ---------------    -------------------   -------------
Income (loss) before pfd. stock dividends
   and pfd. securities distributions                         -          224                -                163,260         107,746
Preferred stock dividends of parent                          -            -                -                 (1,080)              -
Preferred securities distributions                           -            -                -                 (8,360)              -
                                              ----------------  -----------  ---------------    -------------------   -------------
Income (loss) from continuing operations                     -          224                -                153,820         107,746
Income (loss) from discontinued operations             (38,259)           -                -                (38,259)        (24,041)
                                              ----------------  -----------  ---------------    -------------------   -------------
Net income (loss)                             $        (38,259)         224                -                115,561   $      83,705
                                              ================  ===========  ===============    ===================   =============

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings                         Page 7 of 7
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                             Hawaiian
                                              Hawaiian       Electric          HEI
                                              Electric       Company,     Diversified,       HEI           HEI           HEI
                                             Industries,     Inc. and       Inc. and     Investments,  Properties,    Leasing,
                                                Inc.       subsidiaries    subsidiary        Inc.          Inc.         Inc.
                                          --------------   -------------  ------------   ------------  -----------   ----------
Retained earnings (deficit), beginning
 of year                                  $  147,324          443,970       129,697            566          1,441      $     (2)
Net income (loss)                             83,705           88,300        53,741          1,530           (982)           (3)
Distributions of HEI Preferred
 Funding, LP                                       -                -             -              -              -             -
Common stock dividends                       (83,192)         (36,309)      (25,676)             -              -             -
                                          ----------      -----------     ---------       --------         ------      --------
Retained earnings (deficit), end of
 year                                     $  147,837          495,961       157,762          2,096            459      $     (5)
                                          ==========      ===========     =========       ========         ======      ========

Continued below.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 2001
(Unaudited)
(in thousands)
(Continued)

                                               Pacific                                                                   Hawaiian
                                               Energy           HEI                                            HEI       Electric
                                            Conservation     District       ProVision          Hycap        Preferred   Industries
                                              Services,      Cooling,     Technologies,     Management,      Funding,     Capital
                                                Inc.           Inc.            Inc.             Inc.            LP        Trust I
                                            -----------     ---------     ------------     -----------    ----------   ----------
Retained earnings (deficit), beginning
 of year                                     $     (446)      (1,231)             (302)            321             -    $        -
Net income (loss)                                   (48)          (1)             (224)            934        10,090           259
Distributions of HEI Preferred
 Funding, LP                                          -            -                 -               -       (10,090)            -
Common stock dividends                                -            -                 -            (700)            -          (259)
                                             ----------     --------      ------------     -----------    ----------   -----------
Retained earnings (deficit), end of
 year                                        $     (494)      (1,232)             (526)            555             -    $        -
                                             ==========     ========      ============     ===========    ==========   ===========

Continued below.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 2001
(Unaudited)
(in thousands)
(Continued)

                                         HEI Power                         Malama Pacific
                                         Corp. and          The Old          Corp. and      Reclassifications
                                        subsidiaries        Oahu Tug        subsidiaries            and
                                       (Discontinued        Service,       (Discontinued       Eliminations
                                        operations)           Inc.          operations)          Dr. (Cr.)       Consolidated
                                       -------------     -----------    ---------------     -----------------    ------------
Retained earnings (deficit),
 beginning of year                     $   (110,292)         9,378            (47,004)              426,096      $    147,324
Net income (loss)                           (38,259)           224                  -               115,561            83,705
Distributions of HEI Preferred
 Funding, LP                                      -              -                  -               (10,090)                -
Common stock dividends                            -         (9,959)                 -               (72,903)          (83,192)
                                       ------------      ---------      -------------       ---------------      ------------
Retained earnings (deficit), end of
 year                                  $   (148,551)          (357)           (47,004)              458,664      $    147,837
                                       ============      =========      =============       ===============      ============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 5
December 31, 2001
(Unaudited)
(in thousands)

                                                                          Hawaii
                                                       Hawaiian          Electric            Maui
                                                       Electric           Light            Electric
                                                       Company,          Company,          Company,
ASSETS                                                   Inc.              Inc.            Limited
-------------------------------------------------   --------------     -------------      ------------
Cash and equivalents                                $            9             1,282      $        567
Notes receivable from affiliated companies                  12,600                 -             7,000
Accounts receivable and unbilled revenues, net              93,836            22,996            21,049
Property, plant and equipment, net                       1,229,061           400,374           375,088
Regulatory assets                                           76,153            18,376            16,847
Other                                                       93,209            17,937            23,688
Investments in subsidiaries, at equity                     341,186                 -                 -
                                                    --------------        ----------      ------------
                                                    $    1,846,054           460,965      $    444,239
                                                    ==============        ==========      ============
LIABILITIES AND
STOCKHOLDER'S EQUITY
-------------------------------------------------
Liabilities
Accounts payable                                    $       42,524            11,806      $     11,431
Short-term borrowings                                       55,297            12,600                 -
Long-term debt                                             470,768           145,962           171,631
Deferred income taxes                                      123,097            11,984            10,527
Contributions in aid of construction                       134,898            53,312            25,347
Other                                                      120,023            52,646            47,864
                                                    --------------        ----------      ------------
                                                           946,607           288,310           266,800
                                                    --------------        ----------      ------------
HECO-obligated mandatorily redeemable trust
 preferred securities of subsidiary trusts holding
 solely HECO and HECO-guaranteed debentures                      -                 -                 -
Preferred stock-not subject to
 mandatory redemption                                       22,293             7,000             5,000
                                                    --------------        ----------      ------------
                                                            22,293             7,000             5,000
                                                    --------------        ----------      ------------
Stockholder's equity
Common stock                                               381,218            99,965            94,257
Retained earnings                                          495,961            65,690            78,182
Accumulated other comprehensive loss                           (25)                -                 -
                                                    --------------        ----------      ------------
                                                           877,154           165,655           172,439
                                                    --------------        ----------      ------------
                                                    $    1,846,054           460,965      $    444,239
                                                    ==============        ==========      ============

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 5
December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                                                                            Reclassifi-
                                                                                              cations
                                                         HECO               HECO                and
                                                       Capital            Capital          Eliminations
ASSETS                                                 Trust I            Trust II           Dr. (Cr.)         Consolidated
------------------------------------------------    --------------      -------------      -------------     ---------------
Cash and equivalents                                $            -                  -                  -     $         1,858
Notes receivable from affiliated companies                  51,546             51,546           (122,692)                  -
Accounts receivable and unbilled revenues, net                   -                  -               (734)            137,147
Property, plant and equipment, net                               -                  -                  -           2,004,523
Regulatory assets                                                -                  -                  -             111,376
Other                                                            -                  -                  -             134,834
Investments in subsidiaries, at equity                           -                  -           (341,186)                  -
                                                    --------------      -------------      -------------     ---------------
                                                    $       51,546             51,546           (464,612)    $     2,389,738
                                                    ==============      =============      =============     ===============

LIABILITIES AND
STOCKHOLDER'S EQUITY
------------------------------------------------
Liabilities
Accounts payable                                    $            -                  -               (950)    $        66,711
Short-term borrowings                                            -                  -             19,600              48,297
Long-term debt                                                   -                  -            103,092             685,269
Deferred income taxes                                            -                  -                  -             145,608
Contributions in aid of construction                             -                  -                  -             213,557
Other                                                            -                  -              1,684             218,849
                                                    --------------      -------------      -------------     ---------------
                                                                 -                  -            123,426           1,378,291
                                                    --------------      -------------      -------------     ---------------

HECO-obligated mandatorily redeemable trust
 preferred securities of subsidiary trusts holding
 solely HECO and HECO-guaranteed debentures                 50,000             50,000                  -             100,000
Preferred stock-not subject to mandatory
 redemption                                                      -                  -                  -              34,293
                                                    --------------      -------------      -------------     ---------------
                                                            50,000             50,000                  -             134,293
                                                    --------------      -------------      -------------     ---------------
Stockholder's equity
Common stock                                                 1,546              1,546            197,314             381,218
Retained earnings                                                -                  -            143,872             495,961
Accumulated other comprehensive loss                             -                  -                  -                 (25)
                                                    --------------      -------------      -------------     ---------------
                                                             1,546              1,546            341,186             877,154
                                                    --------------      -------------      -------------     ---------------
                                                    $       51,546             51,546            464,612     $     2,389,738
                                                    ==============      =============      =============     ===============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information (Page 1 of 2)            Page 3 of 5
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                                            Hawaii
                                                       Hawaiian            Electric               Maui
                                                       Electric              Light              Electric
                                                       Company,            Company,             Company,
                                                         Inc.                Inc.                Limited
                                                  ----------------    ----------------     ----------------
Revenues
Electric utility                                  $        890,293             194,440     $        205,517
Equity in net income of subsidiaries                        31,097                   -                    -
                                                  ----------------    ----------------     ----------------
                                                           921,390             194,440              205,517
Expenses-Electric utility                                  766,705             162,655              165,999
                                                  ----------------    ----------------     ----------------

Operating income                                           154,685              31,785               39,518
Interest expense                                           (34,935)            (10,385)             (10,594)
Allowance for borrowed funds used
   during construction                                       1,883                 174                  201
Preferred stock dividends of subsidiaries                        -                   -                    -
Preferred securities distributions of trust
   subsidiaries                                                  -                   -                    -
Allowance for equity funds used during
   construction                                              3,506                 286                  447
                                                  ----------------    ----------------     ----------------
Income before income tax expense and
   preferred stock dividends                               125,139              21,860               29,572
Income taxes                                                35,759               8,349               11,308
                                                  ----------------    ----------------     ----------------
Income before preferred stock dividends                     89,380              13,511               18,264
Preferred stock dividends                                    1,080                 534                  381
                                                  ----------------    ----------------     ----------------
Net income                                       $          88,300              12,977     $         17,883
                                                  ================    ================     ================

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information (Page 2 of 2)            Page 4 of 5
Year ended December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                                                                         Reclassifi-
                                                                                           cations
                                                       HECO              HECO               and
                                                      Capital           Capital         Eliminations
                                                      Trust I          Trust II          Dr. (Cr.)          Consolidated
                                                  --------------    --------------    ---------------     ----------------
Revenues
Electric utility                                  $        4,149             3,763              8,858     $      1,289,304
Equity in net income of subsidiaries                           -                 -             31,097                    -
                                                  --------------    --------------    ---------------     ----------------
                                                           4,149             3,763             39,955            1,289,304
Expenses--Electric utility                                     -                 -                  -            1,095,359
                                                  --------------    --------------    ---------------     ----------------

Operating income                                           4,149             3,763             39,955              193,945
Interest expense                                               -                 -             (8,858)             (47,056)
Allowance for borrowed funds used
   during construction                                         -                 -                  -                2,258
Preferred stock dividends of subsidiaries                      -                 -                915                 (915)
Preferred securities distributions of
   trust subsidiaries                                     (4,025)           (3,650)                 -               (7,675)
Allowance for equity funds used
   during construction                                         -                 -                  -                4,239
                                                  --------------    --------------    ---------------     ----------------
Income before income tax expense and
   preferred stock dividends                                 124               113             32,012              144,796
Income taxes                                                   -                 -                  -               55,416
                                                  --------------    --------------    ---------------     ----------------
Income before preferred stock dividends                      124               113             32,012               89,380
Preferred stock dividends                                      -                 -               (915)               1,080
                                                  --------------    --------------    ---------------     ----------------
Net income                                        $          124               113             31,097     $         88,300
                                                  ==============    ==============    ===============     ================

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Retained Earnings Information               Page 5 of 5
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                                Hawaii
                                             Hawaiian          Electric            Maui
                                             Electric           Light            Electric
                                             Company,          Company,          Company,
                                               Inc.              Inc.            Limited
                                          -------------     --------------    -------------
Retained earnings, beginning of year      $     443,970             62,962    $      73,586

Net income                                       88,300             12,977           17,883

Common stock dividends                          (36,309)           (10,249)         (13,287)
                                           ------------     --------------    -------------

Retained earnings, end of year            $     495,961             65,690    $      78,182
                                           ============     ==============    =============

Continued below.



HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                                                                 Reclassifi-
                                                                                   cations
                                               HECO               HECO              And
                                             Capital             Capital        Eliminations
                                             Trust I            Trust II          Dr. (Cr.)       Consolidated
                                          -------------      --------------    --------------   ----------------
Retained earnings, beginning of year      $           -                   -           136,548   $        443,970

Net income                                          124                 113            31,097             88,300

Common stock dividends                             (124)               (113)          (23,773)           (36,309)
                                          -------------      --------------    --------------   ----------------

Retained earnings, end of year            $           -                   -           143,872   $        495,961
                                          =============      ==============    ==============   ================

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 2001
(Unaudited)
(in thousands)

                                                                              American          Reclassifi-
                                                                               Savings           cations
                                                             HEI                Bank,              and
                                                         Diversified,        F.S.B. and        Eliminations
 ASSETS                                                      Inc.           subsidiaries         Dr. (Cr.)        Consolidated
----------------------------------------------------   ----------------   ----------------   ----------------   ----------------
 Cash and equivalents                                  $          1,275            425,595                  -   $        426,870
 Notes receivable from affiliated companies                         662                  -                  -                662
 Accounts receivable and
   unbilled revenues, net                                             1             26,380                  -             26,381
 Available-for-sale investment and
    mortgage/asset-backed securities                                  -          1,598,100                  -          1,598,100
 Available-for-sale mortgage/asset-backed
    securities pledged for repurchase agreements                      -            756,749                  -            756,749
 Held-to-maturity investment and
    mortgage/asset-backed securities                                  -             84,211                  -             84,211
 Loans receivable, net                                                -          2,857,622                  -          2,857,622
 Property, plant and equipment, net                                   -             60,326                  -             60,326
 Other                                                           20,401            100,518             (3,296)           117,623
 Goodwill and other intangibles                                       -            101,947                  -            101,947
 Investment in subsidiary, at equity                            482,027                  -           (482,027)                 -
                                                       ----------------   ----------------   ----------------   ----------------
                                                       $        504,366          6,011,448           (485,323)  $      6,030,491
                                                       ================   ================   ================   ================
 LIABILITIES AND
 STOCKHOLDER'S EQUITY
----------------------------------------------------
 Liabilities
 Accounts payable                                      $            159             46,341                  -   $         46,500
 Deposit liabilities                                                  -          3,679,586                  -          3,679,586
 Securities sold under agreements to repurchase                       -            683,180                  -            683,180
 Advances from Federal Home Loan Bank                                 -          1,032,752                  -          1,032,752
 Long-term debt                                                  17,073                  -                  -             17,073
 Deferred income taxes                                             (586)             9,069                  -              8,483
 Other                                                              209             75,084                  -             75,293
                                                       ----------------   ----------------   ----------------   ----------------
                                                                 16,855          5,526,012                  -          5,542,867
                                                       ----------------   ----------------   ----------------   ----------------

 Preferred stock of savings bank subsidiary                           -                113                  -                113
 Minority interests                                                   -              3,296              3,296                  -

 Stockholder's equity
 Preferred stock                                                      -             75,000             75,000                  -
 Common stock                                                   331,072            242,786            242,786            331,072
 Retained earnings                                              157,762            165,564            165,564            157,762
 Accumulated other comprehensive loss                            (1,323)            (1,323)            (1,323)            (1,323)
                                                       ----------------   ----------------   ----------------   ----------------
                                                                487,511            482,027            482,027            487,511
                                                       ----------------   ----------------   ----------------   ----------------
                                                       $        504,366          6,011,448            485,323   $      6,030,491
                                                       ================   ================   ================   ================

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                                              American          Reclassifi-
                                                                               Savings           cations
                                                             HEI                Bank,              and
                                                         Diversified,        F.S.B. and        Eliminations
                                                             Inc.           subsidiaries         Dr. (Cr.)        Consolidated
                                                       ----------------   ----------------   ----------------   ----------------
 Revenues
 Bank                                                  $              -            444,602                  -   $        444,602
 Other                                                            6,291                  -              5,400                891
 Equity in net income of subsidiary/
   minority interest                                             48,744               (213)            48,531                  -
                                                       ----------------   ----------------   ----------------   ----------------
                                                                 55,035            444,389             53,931            445,493
                                                       ----------------   ----------------   ----------------   ----------------
 Expenses
 Bank                                                                 -            362,503                  -            362,503
 Other                                                              133                  -                  -                133
                                                       ----------------   ----------------   ----------------   ----------------
                                                                    133            362,503                  -            362,636
                                                       ----------------   ----------------   ----------------   ----------------
 Operating income
 Bank                                                                 -             82,099                  -             82,099
 Other                                                           54,902               (213)            53,931                758
                                                       ----------------   ----------------   ----------------   ----------------
                                                                 54,902             81,886             53,931             82,857
 Interest expense-other than bank                                (1,427)                 -                  -             (1,427)
 Preferred stock dividends of subsidiaries                            -                  -                 11                (11)
                                                       ----------------   ----------------   ----------------   ----------------
 Income before income taxes and
   preferred stock dividends                                     53,475             81,886             53,942             81,419
 Income tax expense (benefit)                                      (266)            27,944                  -             27,678
                                                       ----------------   ----------------   ----------------   ----------------
 Income before preferred stock dividends                         53,741             53,942             53,942             53,741
 Preferred stock dividends                                            -              5,411             (5,411)                 -
                                                       ----------------   ----------------   ----------------   ----------------
 Net income                                            $         53,741             48,531             48,531   $         53,741
                                                       ================   ================   ================   ================

HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                                              American          Reclassifi-
                                                                               Savings           cations
                                                             HEI                Bank,              and
                                                         Diversified,        F.S.B. and        Eliminations
                                                             Inc.           subsidiaries         Dr. (Cr.)        Consolidated
                                                       ----------------   ----------------   ----------------   ----------------
 Retained earnings, beginning of year                  $        129,697            138,709            138,709   $        129,697
 Net income                                                      53,741             48,531             48,531             53,741
 Common stock dividends                                         (25,676)           (21,676)           (21,676)           (25,676)
                                                       ----------------   ----------------   ----------------   ----------------
 Retained earnings, end of year                        $        157,762            165,564            165,564   $        157,762
                                                       ================   ================   ================   ================

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 4
December 31, 2001
(Unaudited)
(in thousands)


                                                                       American
                                                    American           Savings                                AdCom-
                                                     Savings          Investment            ASB                muni
                                                      Bank,            Services           Service            cations,
ASSETS                                               F.S.B.             Corp.           Corporation            Inc.
----------------------------------------------   -------------    ----------------  -----------------    ---------------
Cash and equivalents                             $    372,375             3,255                  9        $          417
Accounts receivable and
  unbilled revenues, net                               17,993                 -                  -                     -
Available-for-sale investment and
   mortgage/asset-backed securities                 1,037,262                 -                  -                     -
Available-for-sale mortgage/asset-backed
   securities pledged for repurchase
    agreements                                        756,749                 -                  -                     -
Held-to-maturity investment and
   mortgage/asset-backed securities                    84,211                 -                  -                     -
Loans receivable, net                               1,723,776                 -                  -                     -
Property, plant and equipment, net                     60,041               262                 23                     -
Other                                                 100,874             1,088                  -                     7
Goodwill and other intangibles                        100,937             1,010                  -                     -
Investments in subsidiaries, at equity              1,836,773                 -                  -                     -
                                                 ------------      ------------     --------------        --------------
                                                 $  6,090,991             5,615                 32        $          424
                                                 ============      ============     ==============        ==============
LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------------
Liabilities
Accounts payable                                 $     47,931             1,035                  -        $            -
Deposit liabilities                                 3,754,132                 -                  -                     -
Securities sold under agreements to
 repurchase                                           683,180                 -                  -                     -
Advances from Federal Home Loan Bank                1,032,752                 -                  -                     -
Deferred income taxes                                   9,177              (108)                 -                     -
Other                                                  74,030             1,050                  -                     4
                                                 ------------      ------------     --------------        --------------
                                                    5,601,202             1,977                  -                     4
                                                 ------------      ------------     --------------        --------------

Preferred stock of savings bank subsidiary                  -                 -                  -                     -
Minority interests                                          -                 -                  -                     -

Stockholder's equity
Preferred stock                                        75,000                 -                  -                     -
Common stock                                          242,786             2,010                309                    61
Retained earnings (deficit)                           165,564             1,628               (277)                  359
Accumulated other comprehensive income (loss)           6,439                 -                  -
                                                 ------------      ------------     --------------        --------------
                                                      489,789             3,638                 32                   420
                                                 ------------      ------------     --------------        --------------
                                                 $  6,090,991             5,615                 32        $          424
                                                 ============      ============     ==============        ==============


Continued on next page.

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 4
December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                                                                       Reclassifi-
                                                                                         cations
                                                                      American             and
                                                      ASB              Savings            Elimi-
                                                     Realty           Mortgage           nations             Consoli-
ASSETS                                            Corporation         Co., Inc.         Dr. (Cr.)             dated
------------------------------------------    -----------------    ---------------   ----------------     -------------
Cash and equivalents                          $        126,698                  6           (77,165)      $     425,595
Accounts receivable and
  unbilled revenues, net                                 8,387                  -                 -              26,380
Available-for-sale investment and
   mortgage/asset-backed securities                    560,838                  -                 -           1,598,100
Available-for-sale mortgage/asset-backed
   securities pledged for repurchase
    agreements                                               -                  -                 -             756,749
Held-to-maturity investment and
   mortgage/asset-backed securities                          -                  -                 -              84,211
Loans receivable, net                                1,133,846                  -                 -           2,857,622
Property, plant and equipment, net                           -                  -                 -              60,326
Other                                                    3,017                  -            (4,468)            100,518
Goodwill and other intangibles                               -                  -                 -             101,947
Investments in subsidiaries, at equity                       -                  -        (1,836,773)                  -
                                              ----------------      -------------    --------------       -------------
                                              $      1,832,786                  6        (1,918,406)      $   6,011,448
                                              ================      =============    ==============       =============
LIABILITIES AND
STOCKHOLDER'S EQUITY
------------------------------------------
Liabilities
Accounts payable                              $          4,462                  -             7,087       $      46,341
Deposit liabilities                                          -                  -            74,546           3,679,586
Securities sold under agreements to
 repurchase                                                  -                  -                 -             683,180
Advances from Federal Home Loan Bank                         -                  -                 -           1,032,752
Deferred income taxes                                        -                  -                 -               9,069
Other                                                        -                  -                 -              75,084
                                              ----------------      -------------    --------------       -------------
                                                         4,462                  -            81,633           5,526,012
                                              ----------------      -------------    --------------       -------------

Preferred stock of savings bank subsidiary             187,999                              187,886                 113
Minority interests                                           -                  -            (3,296)              3,296

Stockholder's equity
Preferred stock                                              -                  -                 -              75,000
Common stock                                         1,653,720                  6         1,656,106             242,786
Retained earnings (deficit)                             (5,633)                 -            (3,923)            165,564
Accumulated other comprehensive income (loss)           (7,762)                 -                 -              (1,323)
                                              ----------------      -------------    --------------       -------------
                                                     1,640,325                  6         1,652,183             482,027
                                              ----------------      -------------    --------------       -------------
                                              $      1,832,786                  6         1,918,406       $   6,011,448
                                              ================      =============    ==============       =============

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Income (Loss) Information                   Page 3 of 4
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                                    American
                                                     American       Savings                          AdCom-
                                                      Savings      Investment        ASB              muni
                                                       Bank,        Services       Service          cations,
                                                      F.S.B.         Corp.       Corporation          Inc.
                                                   ------------  -------------  --------------    ------------
Revenues
Bank                                              $     332,653          8,516               1    $         61
Equity in net income of subsidiaries/
     minority interest                                  107,096              -               -               -
                                                  -------------   ------------   -------------    ------------
                                                        439,749          8,516               1              61
Expenses-Bank                                           358,687          6,752              33              50
                                                  -------------   ------------   -------------    ------------
Operating income (loss)                                  81,062          1,764             (32)             11
Income taxes                                             27,131            809               -               4
                                                  -------------   ------------   -------------    ------------
Income (loss) before preferred stock dividends           53,931            955             (32)              7
Preferred stock dividends                                 5,400              -               -               -
                                                  -------------   ------------   -------------    ------------
Net income (loss)                                 $      48,531            955             (32)   $          7
                                                  =============   ============   =============    ============

Continued below.

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 2001
(Unaudited)
(in thousands)
(Continued)

                                                                                   Reclassifi-
                                                                                     cations
                                                                    American           and
                                                       ASB          Savings           Elimi-
                                                     Realty         Mortgage         nations
                                                   Corporation     Co., Inc.        Dr. (Cr.)     Consolidated
                                                  -------------  -------------  --------------    -------------
Revenues
Bank                                           $        132,163              -          28,792          444,602
Equity in net income of subsidiaries/
     minority interest                                        -              -         107,309             (213)
                                                  -------------  -------------  --------------    -------------
                                                        132,163              -         136,101          444,389
Expenses-Bank                                             2,163              -          (5,182)         362,503
                                                  -------------  -------------  --------------    -------------
Operating income (loss)                                 130,000              -         130,919           81,886
Income taxes                                                  -              -               -           27,944
                                                  -------------  -------------  --------------    -------------
Income (loss) before preferred stock dividends          130,000              -         130,919           53,942
Preferred stock dividends                                23,621              -         (23,610)           5,411
                                                  -------------  -------------  --------------    -------------
Net income (loss)                              $        106,379              -         107,309           48,531
                                                  =============  =============  ==============    =============

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 4 of 4
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                                                   American
                                                    American        Savings                         AdCom-
                                                     Savings      Investment          ASB            muni
                                                      Bank,        Services         Service        cations,
                                                     F.S.B.          Corp.        Corporation        Inc.
                                                  -------------  -------------   -------------   ------------
Retained earnings (deficit),
  beginning of year                               $     138,510          1,623            (245)  $        352

Net income (loss)                                        48,531            955             (32)             7

Market value adjustment                                     199              -               -              -

Common stock dividends                                  (21,676)          (950)              -              -
                                                  -------------  -------------   -------------   ------------

Retained earnings (deficit), end of year          $     165,564          1,628            (277)  $        359
                                                  =============  =============   =============   ============

Continued below.





AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2001
(Unaudited)
(in thousands)

(Continued)

                                                                                  Reclassifi-
                                                                                    cations
                                                                   American           and
                                                       ASB          Savings         Elimi-
                                                     Realty        Mortgage         nations
                                                   Corporation     Co., Inc.       Dr. (Cr.)       Consolidated
                                                  -------------  -------------   -------------    --------------
Retained earnings (deficit),
  beginning of year                               $      (5,149)             -          (3,618)   $      138,709

Net income (loss)                                       106,379              -         107,309            48,531

Market value adjustment                                       -              -             199                 -

Common stock dividends                                 (106,863)             -        (107,813)          (21,676)
                                                  -------------  -------------   -------------    --------------

Retained earnings (deficit), end of year          $      (5,633)             -          (3,923)   $      165,564
                                                  =============  =============   =============    ==============

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY            Exhibit A-4
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 2001
(Unaudited)
(in thousands)


                                                 American            Bishop          Reclassifi-
                                                 Savings          Insurance           cations
                                                Investment           Agency              and
                                                 Services          of Hawaii,        Eliminations
ASSETS                                             Corp.              Inc.            Dr. (Cr.)          Consolidated
----------------------------------------      ------------      -------------      --------------     ----------------
Cash and equivalents                          $     2,252             1,003                  -        $      3,255
Property, plant and equipment, net                    142               120                  -                 262
Other                                                 460               628                  -               1,088
Goodwill and other intangibles                          -             1,010                  -               1,010
Investment in subsidiary, at equity                 1,757                 -             (1,757)                  -
                                              -----------       -----------        -----------        ------------
                                              $     4,611             2,761             (1,757)       $      5,615
                                              ===========       ===========        ===========        ============
LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------
Liabilities
Accounts payable                              $        41               994                  -        $      1,035
Deferred income taxes                                   -              (108)                 -                (108)
Other                                                 932               118                  -               1,050
                                              -----------       -----------        -----------        ------------
                                                      973             1,004                  -               1,977
                                              -----------       -----------        -----------        ------------
Stockholder's equity
Common stock                                        2,010             2,000              2,000               2,010
Retained earnings (deficit)                         1,628              (243)              (243)              1,628
                                              -----------       -----------        -----------        ------------
                                                    3,638             1,757              1,757               3,638
                                              -----------       -----------        -----------        ------------
                                              $     4,611             2,761              1,757        $      5,615
                                              ===========       ===========        ===========        ============

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY            Exhibit A-4
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 2001
(Unaudited)
(in thousands)


                                         American          Bishop         Reclassifi-
                                         Savings         Insurance          cations
                                        Investment         Agency             and
                                         Services        of Hawaii,      Eliminations
                                          Corp.             Inc.           Dr. (Cr.)        Consolidated
                                       ------------     -----------      ------------     ---------------
Revenues
Bank                                     $   5,796            2,720                 -     $        8,516
Equity in net loss of subsidiary              (243)               -              (243)                 -
                                         ---------      -----------      ------------     --------------
                                             5,553            2,720              (243)             8,516
Expenses-Bank                                3,789            2,963                 -              6,752
                                         ---------      -----------      ------------     --------------

Operating income (loss)                      1,764             (243)             (243)             1,764
Income taxes                                   809                -                 -                809
                                         ---------      -----------      ------------     --------------

Net income (loss)                        $     955             (243)             (243)    $          955
                                         =========      ===========      ============     ==============

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 2001
(Unaudited)
(in thousands)

                                      American           Bishop          Reclassifi-
                                       Savings          Insurance          cations
                                     Investment          Agency              and
                                      Services         of Hawaii,       Eliminations
                                        Corp.             Inc.            Dr. (Cr.)       Consolidated
                                     ----------        ----------      -------------     -------------
Retained earnings, beginning of
     year                            $    1,623                 -                 -      $      1,623

Acquisition of Bishop Insurance
     Agency of Hawaii, Inc.                   -             2,587             2,587                 -

Return of capital                             -              (587)             (587)                -

Net income (loss)                           955              (243)             (243)              955

Common stock dividends                     (950)                -                 -              (950)
                                     ----------        ----------      ------------      ------------
Retained earnings, end of year       $    1,628             1,757             1,757      $      1,628
                                     ==========        ==========      ============      ============

                                                                       Exhibit B
                                                                     Page 1 of 1


              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE


(Unaudited)
(in thousands)

Item No.                                     Year ended December 31, 2001
-----------         -----------------------------------------------------


1                   Total Assets (at December 31).........     $8,517,943

2                   Total Operating Revenues..............      1,727,277

3                   Net Income............................         83,705



               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)

Item No.                                      Year ended December 31, 2001
-----------         ------------------------------------------------------

1                   Total Assets (at December 31).........      $2,389,738

2                   Total Operating Revenues..............       1,289,304

3                   Net Income............................          88,300